UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Public Service Company of New Mexico
File No. 001-06986 - CF#27571

PNM Resources, Inc.
File No. 001-32462 - CF#27571

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Public Service Company of New Mexico and PNM Resources, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information that Public Service Company of New Mexico excluded from the Exhibits to a Form 10-Q filed on November 14, 2001.

Based on representations by Public Service Company of New Mexico and PNM Resources, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.85   through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel